Via Facsimile and U.S. Mail
Mail Stop 6010

March 9, 2009

Mr. Gary C. Parks
Immtech Pharmaceuticals, Inc.
Treasurer, Secretary and Chief Financial Officer
(Principal Financial and Accounting Officer)
One North End Avenue
New York, NY 10282

> **Re: Immtech Pharmaceuticals, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 6, 2009**
> **File No. 001-14907**

Dear Mr. Parks:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Tabatha Akins
Staff Accountant